                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    Form 11-K



 Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
                   For the fiscal year ended December 31, 2001



                         Commission file number 33-14058



A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

             Michael Baker Corporation Employee Stock Ownership Plan


B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

             Michael Baker Corporation
             Airport Office Park, Building 3
             420 Rouser Road
             Coraopolis, PA  15108

MICHAEL BAKER CORPORATION
EMPLOYEE STOCK OWNERSHIP PLAN
FINANCIAL STATEMENTS AND ADDITIONAL INFORMATION
DECEMBER 31, 2001 AND 2000

MICHAEL BAKER CORPORATION
EMPLOYEE STOCK OWNERSHIP PLAN
INDEX TO FINANCIAL STATEMENTS AND ADDITIONAL INFORMATION
DECEMBER 31, 2001 AND 2000
-------------------------------------------------------------------------------

                                                                         PAGE

Report of Independent Accountants                                          1


Financial Statements:

    Statements of Net Assets Available for Benefits
      December 31, 2001 and 2000                                           2

    Statements of Changes in Net Assets Available for Benefits
      Years Ended December 31, 2001 and 2000                               3


    Notes to Financial Statements                                         4-9

Additional Information:*

    Schedule of Assets (Held at End of Year)
      December 31, 2001                                                   10

    Schedule of Reportable Transactions
      Year Ended December 31, 2001                                        11



* Other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

                        REPORT OF INDEPENDENT ACCOUNTANTS


To the Participants and Administrator
of the Michael Baker Corporation
Employee Stock Ownership Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Michael Baker Corporation Employee Stock Ownership Plan (the Plan) at December 31, 2001 and 2000, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Assets (Held at End of Year) and Reportable Transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.




/s/ PricewaterhouseCoopers LLP
------------------------------
Pittsburgh, PA
July 26, 2002

MICHAEL BAKER CORPORATION
EMPLOYEE STOCK OWNERSHIP PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2001 AND 2000
-------------------------------------------------------------------------------

                                                                    2001                 2000
                           ASSETS

Investments, at fair value:
   Investments in common stock of
     Michael Baker Corporation                                 $ 49,517,528          $ 26,688,174
   Investments in mutual funds                                   67,399,289            72,438,934
   Participant loans (market value approximates cost)               388,974               328,618
                                                               ------------          ------------

       Total investments                                        117,305,791            99,455,726
                                                               ------------          ------------

         Total assets                                           117,305,791            99,455,726
                                                               ------------          ------------

                        LIABILITIES

Accounts payable                                                       --                   2,667
                                                               ------------          ------------

       Total liabilities                                               --                   2,667
                                                               ------------          ------------

Net assets available for benefits                              $117,305,791          $ 99,453,059
                                                               ============          ============




   The accompanying notes are an integral part of these financial statements.

MICHAEL BAKER CORPORATION
EMPLOYEE STOCK OWNERSHIP PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2001 AND 2000
-------------------------------------------------------------------------------


                                                                                2001                   2000

Additions to net assets attributed to:
   Investment income:
     Interest and dividends                                                $   1,425,653          $   6,246,320
     Net appreciation (depreciation) in fair value of investments             10,044,226            (10,416,883)
                                                                           -------------          -------------

         Total investment income (loss)                                       11,469,879             (4,170,563)
                                                                           -------------          -------------

   Participant contributions                                                  10,187,194              9,552,169
   Employer contributions                                                      4,513,439              4,668,605
                                                                           -------------          -------------

         Total contributions                                                  14,700,633             14,220,774
                                                                           -------------          -------------

         Total additions                                                      26,170,512             10,050,211
                                                                           -------------          -------------

Deductions from net assets attributed to:
   Participant withdrawals                                                     8,314,583              8,356,853
   Transfers out of Plan                                                            --                3,860,832
   Administrative fees                                                             3,197                 26,117
                                                                           -------------          -------------

         Total deductions                                                      8,317,780             12,243,802
                                                                           -------------          -------------

Net increase (decrease)                                                       17,852,732             (2,193,591)
                                                                           -------------          -------------

Net assets available for benefits:
   Beginning of year                                                          99,453,059            101,646,650
                                                                           -------------          -------------

   End of year                                                             $ 117,305,791          $  99,453,059
                                                                           =============          =============





   The accompanying notes are an integral part of these financial statements.

MICHAEL BAKER CORPORATION
EMPLOYEE STOCK OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001 AND 2000
-------------------------------------------------------------------------------


1.    DESCRIPTION OF PLAN

      GENERAL
      The following description of the Michael Baker Employee Stock Ownership Plan (the ESOP, or the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

      The ESOP is a defined contribution plan that provides all eligible employees of Michael Baker Corporation (the Company) with an opportunity to accumulate additional retirement benefits as well as invest in Company stock. The Plan is subject to provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

      PARTICIPANT ACCOUNTS
      Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contribution and (b) Plan earnings or losses, and charged with an allocation of certain administrative fees. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

      CONTRIBUTIONS
      Participants contribute to the ESOP through a Section 401(k) Employee Salary Redirection Election, whereby participants may choose to have a percentage of their salaries (including commissions and overtime) withheld and contributed to the ESOP up to the lower of 18% of the participant's salary or the annual limitation established by the Internal Revenue Service in both 2001 and 2000. The maximum amount of a participant's salary which may be eligible for withholding for any Plan year cannot exceed $170,000. The ESOP also allows participants to roll over funds from a previous employer's tax-qualified plan or tax-qualified individual retirement account. Effective January 1, 2002, the Plan participants may choose to contribute up to the lower of 50% of their salaries or the annual limitation established by the Internal Revenue Service.

      COMPANY MATCHING CONTRIBUTIONS
      Under the provisions of the Plan, the Company will make a matching contribution to the participants' accounts in an amount of 100% of the first 5% and 50% of the next 1% of eligible salary (including commissions but excluding overtime) contributed by each participant. Contribution amounts over the 6% limit are not required to be matched by the Company. The Company's matching contributions are invested in not less than 25% of Michael Baker Corporation Common Stock or Series B Common Stock with the remaining 75% invested in accordance with the participants' investment elections for participant contributions.

      The Board of Directors of the Company is authorized to make additional discretionary contributions to the ESOP from time to time. However, no discretionary contributions were made in 2001 or 2000.

MICHAEL BAKER CORPORATION
EMPLOYEE STOCK OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001 AND 2000
-------------------------------------------------------------------------------


      VESTING
      Participants are vested immediately in their contributions plus actual earnings thereon. All amounts in the participants' ESOP accounts that are attributable to the transfer of funds from a previously terminated retirement plan, the rollover from a previous employer's tax-qualified plan, and participant contributions are 100% vested and nonforfeitable at all times.

      All Company matching contributions will become 100% vested upon attainment of 3 years of service with the Company or earlier, upon attainment of normal retirement date, disability or death. If a participant leaves employment with the Company before attaining a vested interest in his or her Company contribution, the contributions are forfeited and will reduce future Company matching contributions.

      DISTRIBUTIONS
      The Plan provides for distribution of benefits upon retirement, total and permanent disability, death, or termination of employment for any other reason. The amount of distribution the participant or his or her beneficiary is entitled to is based on the vesting requirements discussed above. All distributions will be made in the form of a single, lump-sum distribution or in substantially equal annual installments over a period not exceeding 5 years. Distributions may be made in cash and/or shares of common stock, at the discretion of the participant.

      PARTICIPANT LOANS
      A participant may borrow money from the portion of his or her account attributable to his or her own 401(k) plan contributions. Participant loans may be obtained in the sole event of immediate and heavy financial need, where the participant lacks other available resources. Loan amounts shall not exceed the lesser of: (a) 50% of the participant's account attributable to his or her own contributions, including rollovers, (b) $50,000 adjusted for pre-existing loans, or (c) such amount as may be determined by the plan administrator. All loans will be drawn against the participant's account among the respective investment options as directed, and are secured by the assets within the participant's accounts. Interest rates on outstanding notes receivable ranged from 9.5% to 10.5% at December 31, 2000 and 6% to 10.5% at December 31, 2001.

      FORFEITED ACCOUNTS
      At December 31, 2001 and 2000, forfeited nonvested accounts totaled $68,168 and $89,621, respectively. These accounts will be used to reduce future employer contributions. Also, in 2001 and 2000, employer contributions were reduced by $829,880 and $296,245, respectively, from forfeited nonvested accounts.

      COMMON STOCK
      The ESOP enables participating employees to acquire an equity interest in Michael Baker Corporation (the Company); as such, contributions to the ESOP can be invested in the Company's common stock (Common Stock and Series B Common Stock).

      The ESOP's investment in the Company's Common Stock comprises 2,038,031 shares (cost of $14,232,668) and 2,220,159 shares (cost of $14,065,803) at
      December 31, 2001 and 2000, respectively.

MICHAEL BAKER CORPORATION
EMPLOYEE STOCK OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001 AND 2000
-------------------------------------------------------------------------------

      The ESOP's investment in the Company's Series B Common Stock comprises 1,217,221 shares (cost of $7,401,968) and 1,223,477 shares (cost of
      $7,436,107) at December 31, 2001 and 2000, respectively.

      INVESTMENT OPTIONS
      Each participant may direct Putnam Investments, Inc. (Putnam) to invest certain portions of his or her account in investment funds. Investment funds available to participants are the Michael Baker Common Stock Fund (invests in common stock of the Company), the Putnam New Opportunities Fund (invests in long-term growth stocks within emerging industries), the Putnam International Growth Fund (invests in diversified corporate stocks outside of North America), the Putnam Voyager Fund (invests in diversified corporate stocks), the Putnam Money Market Fund (invests in short-term money market securities), the Putnam Investors Fund (invests in large capitalization stocks), the Putnam S&P 500 Index Fund (invests with the objective of achieving a return that approximates the return of the S&P 500 Composite Stock Price Index), the AIM Balance Fund (invests in equity and fixed-income securities), the MFS Massachusetts Investors Trust (invests primarily in common stock, seeking current income and long-term growth of capital and income), the PIMCO Total Return Fund (invests in debt securities, seeking a total return consistent with the preservation of capital), the Franklin Small Cap Growth Fund (invests in equity securities of small companies, seeking long-term capital growth) and the Putnam Asset Allocation Funds (includes the Growth Portfolio, which invests with the goal of seeking maximum growth of an investment over time, the Balanced Portfolio, which invests with the goal of seeking a total return for investors in their peak accumulation years and the Conservative Portfolio, which invests primarily in domestic fixed-income securities).

      PLAN ADMINISTRATION AND FEES
      The Company provides certain administrative and accounting services to the ESOP at no cost. In addition, the Company pays the cost of services provided to the ESOP by Putnam, legal counsel and independent accountants. Certain reasonable distribution and loan processing fees charged by Putnam are deducted from the respective participant account balances.

      TRANSFERS OUT OF PLAN
      In connection with the sale of Baker Heavy & Highway and Baker Support Services, Inc. during 2000, $3.9 million was transferred out of the Plan to other qualifying plans.


2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      BASIS OF ACCOUNTING
      Putnam Investments, Inc. (Putnam) performs the recordkeeping function for the ESOP and the records are maintained on a cash basis. The financial statements included herein include all adjustments to reflect the financial statements on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

      Certain plan investments are shares of mutual funds managed by Putnam. These transactions qualify as party-in-interest transactions.

      INVESTMENTS
      Investments are stated at fair value based upon quoted market values. Purchases and sales of securities are recorded on a trade-date basis. The investment in common stock of the Company is

MICHAEL BAKER CORPORATION
EMPLOYEE STOCK OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001 AND 2000
-------------------------------------------------------------------------------


      stated at publicly-traded closing market values as of December 31, 2001 and 2000. As of December 31, 2001 and 2000, the ESOP owned approximately 39% and 40%, respectively, of the outstanding shares of the Company's common stock; therefore, such valuation might be subject to significant fluctuation in the event of a substantial liquidation of such holdings by the ESOP.

      The difference between the cost and current market value of investments purchased since the beginning of the period and the increase or decrease in such stated market value of investments held at the beginning of the period reported is included in the net depreciation in fair market value of investments in the statements of changes in net assets available for benefits.

      CONTRIBUTIONS
      Employee and employer contributions are recorded in the period during which the Company makes payroll deductions from Plan participants' earnings.

      DISTRIBUTIONS
      Distributions to participants are recorded when paid.

      USE OF ESTIMATES
      The preparation of financial statements in conformity with generally accepted accounting principles requires management to make certain estimates and assumptions that may affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

      CONCENTRATION OF RISK
      Investments are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with these investments and the level of uncertainty related to changes in the value of these investments, it is at least reasonably possible that changes in the near term could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits and the statements of changes in net assets available for benefits.

3.    INVESTMENTS

      The following presents the fair value of investments that represent 5% or more of the Plan's net assets at the end of either December 31, 2001 or 2000:

                                                               DECEMBER 31,
                                                        2001                 2000
      Michael Baker Common Stock*                   $31,015,773          $17,206,232
      Michael Baker Series B Common Stock*           18,501,755            9,481,942
      Putnam New Opportunities Fund                  14,883,585           18,251,044
      Putnam Voyager Fund                            11,543,018           13,721,862
      Putnam International Growth Fund                5,825,878            6,200,048
      AIM Balanced Fund                               7,313,919            8,481,429
      MFS Massachusetts Investors Trust              12,786,204           15,546,456

      *Includes nonparticipant-directed investments


      The Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $10,044,226 and depreciated in value by $(10,416,883) for the respective years ended December 31, as follows:

                                                       2001                   2000
      Mutual funds                                 $(14,912,442)          $(14,312,270)
      Common stock                                   24,956,668              3,895,387
                                                   ------------           ------------
                                                   $ 10,044,226           $(10,416,883)
                                                   ============           ============



4.    NONPARTICIPANT-DIRECTED INVESTMENTS

      Information about the net assets and the significant components of the changes in net assets relating to investments having nonparticipant-directed components is as follows:

                                                                DECEMBER 31,
                                                          2001                2000
      Net assets:
        Common stock                                  $49,517,528          $26,685,507
                                                      -----------          -----------
                                                      $49,517,528          $26,685,507
                                                      ===========          ===========


Net assets available for benefits as of December 31, 2000                                     $ 26,685,507
Changes in net assets:
   Contributions                                                                                 2,028,767
   Interest and dividends                                                                           14,097
   Net appreciation in fair value of investment                                                 24,956,668
   Benefits paid to participants                                                                (2,960,917)
   Transfers to participant-directed investments                                                (1,206,531)
   Fees                                                                                                (63)
                                                                                              -------------
Net assets available for benefits as of December 31, 2001                                     $ 49,517,528
                                                                                              =============

5.    TAX STATUS

      The Internal Revenue Service has determined and informed the Company by a letter dated June 21, 2000, that the Plan and related trust are designed in accordance with the applicable sections of the Internal Revenue Code
      (IRC). The Plan has been amended since receiving the determination letter. However, the plan administrator and the Plan's counsel believe that the Plan is designed and is currently being operated in compliance with applicable requirements of the IRC. In 2002, the Company filed for a new determination letter for the Plan.


6.    PLAN TERMINATION

      Although it has not expressed an intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.


7.    SUBSEQUENT EVENTS

      During the fourth quarter of 2001, the Company entered into discussions with the ESOP Trustee concerning the possible exchange of its Series B Common Stock for Common Stock. The Trustee retained a valuation professional and subsequently agreed that the ESOP would be willing to exchange each Series B share held by the ESOP for 1.018 shares of Common Stock. This exchange was completed on February 28, 2002. Immediately following this exchange, the Company's remaining Series B shares were automatically converted into Common equivalents in accordance with provisions of the Company's Articles of Incorporation.

MICHAEL BAKER CORPORATION
EMPLOYEE STOCK OWNERSHIP PLAN
ADDITIONAL INFORMATION
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2001
-------------------------------------------------------------------------------


                                                                                   COST OF           CURRENT
           IDENTITY OF ISSUER                   DESCRIPTION OF INVESTMENT           ASSET             VALUE

Michael Baker Corporation*             Michael Baker Corporation
                                           Common Stock**                          $14,232,668        $31,015,773

Michael Baker Corporation*             Michael Baker Corporation
                                           Common Stock - Series B**                 7,401,968         18,501,755

AIM Management Group Inc.              AIM Balanced Fund                                                7,313,918

MFS Investment Management Inc.         MFS Massachusetts Investors Trust                               12,786,204

PIMCO Funds Distributors LLC           PIMCO Total Return Fund                                          3,702,743

Putnam Investments*                    Putnam Voyager Fund                                             11,543,018

Putnam Investments*                    Putnam New Opportunities Fund                                   14,883,585

Putnam Investments*                    Putnam International Growth Fund                                 5,825,878

Putnam Investments*                    Putnam Money Market Fund                                         5,559,759

Putnam Investments*                    Putnam Asset Allocation -
                                           Growth Portfolio                                               598,757

Putnam Investments*                    Putnam Asset Allocation -
                                           Balanced Portfolio                                             825,584

Putnam Investments*                    Putnam Asset Allocation -
                                           Conservative Portfolio                                         393,362

Franklin Templeton Investments         Franklin Small Cap Growth Fund                                   1,173,462

Putnam Investments*                    Putnam Investors Fund                                            1,096,706

Putnam Investments*                    Putnam S&P 500 Index Fund                                        1,696,313

Participant Loans*                     6% to 10.5%, due February 22, 2002
                                         to December 14, 2015                                             388,974
                                                                                                     ------------

                                                                                                     $117,305,791
                                                                                                     ------------


  * Party-in-interest.
 ** Includes nonparticipant-directed investments.

MICHAEL BAKER CORPORATION
EMPLOYEE STOCK OWNERSHIP PLAN
ADDITIONAL INFORMATION
SCHEDULE OF REPORTABLE TRANSACTIONS
YEAR ENDED DECEMBER 31, 2001
-------------------------------------------------------------------------------

                                                           NUMBER                                          NET
    PARTY                      DESCRIPTION                   OF           PURCHASE        SELLING          GAIN
   INVOLVED                     OF ASSET                TRANSACTIONS       PRICE           PRICE          (LOSS)
Putnam                 Michael Baker                        241         $ 4,151,790      $             $
Investments, Inc.*     Corporation Common Stock**           418         $                $5,639,340    $1,974,602




  * Party-in-interest.
** Nonparticipant directed.

                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Senior Vice President, Corporate Controller and Treasurer of Michael Baker Corporation, the plan sponsor, has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

                                    MICHAEL BAKER CORPORATION
                                    EMPLOYEE STOCK OWNERSHIP PLAN

Date:    August 2, 2002             By:  /s/ Craig O. Stuver
                                        ------------------------------
                                        Craig O. Stuver
                                        Senior Vice President, Corporate
                                        Controller and Treasurer of Michael
                                        Baker Corporation, the Plan Sponsor